Enterra Energy Trust Announces Extension of Credit Facilities

and Management Change

Calgary, Alberta – (Marketwire – November 27, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) announces that the lenders to Enterra have agreed to extend the maturity date of the $40 million second lien credit facility and the $18.5 million operating credit facility to December 11, 2007.  In exchange for that extension, Enterra has agreed to continue with a selective asset disposition program intended to maximize portfolio value while reducing debt, and to develop a business plan that addresses Enterra’s financial, operational and other challenges. The lenders will assess Enterra’s progress on these fronts in determining whether to further extend the maturity dates of the credit facilities beyond December 11.

Enterra also announces that it has terminated the Management Agreement with Macon Resources Ltd. and Keith Conrad has retired as President and CEO of Enterra.  Mr. Conrad has also advised that he will resign as a director of Enterra upon a suitable replacement director being identified by the Special Committee of Enterra.

Simultaneously, Enterra has engaged the services of Don Klapko under a senior executive management consulting contract through May 31, 2008.  Mr. Klapko will lead the preparation of the go-forward business plan which will address the challenges faced by Enterra in the immediate and longer term.

Mr. Peter Carpenter, Chair of the Special Committee, said, “We thank Keith Conrad for his successful efforts in recruiting Don Klapko and for Mr. Conrad’s past services to Enterra.  We look forward to Don’s leadership in working through Enterra’s current issues and in positioning Enterra for the future.”

Don Klapko has over 30 years of oil and gas industry experience, with the last nine years directly involved at the executive management level, most recently as President and Director of Trigger Resources Ltd., a private exploration and production company, and prior to that at Rio Alto Exploration Ltd. as Vice President of Operations. Earlier, Don worked in various technical and supervisory positions in oil and gas facilities, mechanical and operations functions.

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may,” “should,” “anticipate,” “expects,” “seeks” and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions ; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra’s operations or financial results are included in Enterra’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Enterra’s website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com